SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K/A
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2026
Commission File Number 1-14926
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KT Corporation
(Translation of registrant's name into English)
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90, Buljeong-ro,
Bundang-gu, Seongnam-si,
Gyeonggi-do,
Korea
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐

Explanatory Note

This amendment is filed to reflect updates to share price for disposal, estimated total amount, and period of disposal, following the approval of the Company’s treasury share holding and disposition plan at the 44th Annual General Meeting of Shareholders and the subsequent re-approval by the Board of Directors, in accordance with the third amendment to the Korean Commercial Act.

Decision to Dispose Treasury Shares

1. Number of shares to be disposed	Common Shares	106,657
	Other Shares	—
2. Share Price for Disposal (KRW)	Common Shares	63,000
	Other Shares	—
3. Estimated Total Amount (KRW)	Common Shares	6,719,391,000
	Other Shares	—
4. Period of Disposal		From April 15, 2026, to May 20, 2026
5. Purpose of Disposal		Payment of FY2025 long-term incentives to the Representative Director, inside director, and executive officers, and stock-based compensation to independent directors
6. Method of Disposal		Over-the-counter disposal
7. Number of Treasury Shares before Disposal		11,245,239 (4.46% of total shares)
8. Date of Resolution		April 14, 2026
9. Additional details relevant to investment consideration		Item 3 above is calculated based on the closing price of the day before the Board resolution, thus the actual disposal amount may vary based on the closing price on the date of disposal.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 14, 2026
KT Corporation

By:	/s/ Dongsu Chris Kim
Name: Dongsu Chris Kim
Title: IRO

By:	/s/ Sanghyun Cho
Name:Sanghyun Cho
Title: IR Team Leader